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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52819

RECEIVED AUG 11 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2003 (MM/DD/YY) AND ENDING Dec 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sonenshine Pastor & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Ave, 19th Floor
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Sonenshine 212-994-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein DeVisser & Mintz
(Name – *if individual, state last, first, middle name*)

29 West 38th St, 14th Floor New York, NY 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marshall Sonenshine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonenshine Pastor & Co., as of April 21, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Manager

Title

ALIX RICE
Notary Public, State of New York
No. 01RI6077978
Qualified in New York County
Commission Expires July 22, 2008

Alix Rice

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sonenshine Pastor & Co., LLC
400 Madison Avenue, 19th Floor
New York, NY 10017

March 29, 2004

Stein deVisser & Mintz, PC
29 West 38th Street
New York, NY 10018

Re: Sonenshine Pastor & Co., LLC

We are providing this letter in connection with your audit of the Financial Statements of the LLC as of December 31, 2003 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material aspects, the financial position, results of operations, and cash flows of the LLC in conformity with generally accepted accounting principles in the United States of America. We confirm that we are responsible for the fair representation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, make it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm to the best of our knowledge and belief as of this date the following representations made to you during your audit:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America, and the appropriate state agency requirements, where applicable.

2. We have made available to you all:

    a. Financial records and related data.
    b. Minutes of Members meetings, Board of Directors meetings, or summaries of actions at recent meetings for which minutes have not yet been prepared.

3. There has been no:

    a. Fraud involving management of employees who have significant roles in the system of internal controls.
    b. Fraud involving other employees that could have a material effect on the financial statements.
    c. Communications from regulatory agencies concerning non-compliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. The LLC has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Related party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
   b. Guarantees, whether written or oral, under which the LLC is contingently liable.
   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

6. Except as noted in the financial statements there have been no:

   a. Violations or possible violations of law or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording loss contingencies.
   b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. The LLC has satisfactory title to all owned assets and there are not liens or encumbrances on such assets, nor has any asset been pledged, except as disclosed in the financial statements.

10. We have complied with all aspects of laws, regulations and contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

11. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements, except as reflected by our attorney.

12. There are no arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit or similar arrangements to be disclosed.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Marshall Sonenshine for Sonenshine Pastor Advisors, LLC
Member

SONENSHINE PASTOR & CO., LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

SONENSHINE PASTOR & CO., LLC
TABLE OF CONTENTS
DECEMBER 31, 2003

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: (212) 719-3046
FAX: (212) 768 -9371

STEIN deVISSER & MINTZ, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

29 WEST 38th STREET
NEW YORK, NEW YORK 10018
TEL: (212) 719-3046
FAX: (212) 768-9371
SENDERS E-MAIL ADDRESS: RSTEIN@SDMCPA.COM

255 BEAUFORT AVENUE
LIVINGSTON, NEW JERSEY 07039
(732) 752-6655

ROBERT L. STEIN, CPA
KEITH J. deVISSER, CPA
PHILIP I. MINTZ, CPA

SARAH HALGRIMSON

INDEPENDENT AUDITORS' REPORT

To the Member of
Sonenshine Pastor & Co., LLC
400 Madison Avenue - 19th Floor
New York, NY 10017

We have audited the accompanying statement of financial condition of Sonenshine Pastor & Co., LLC as of December 31, 2003, and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonenshine Pastor & Co., LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stein deVisser & Mintz P.C.

March 29, 2004

SONENSHINE PASTOR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Current assets:			
Cash		$	1,383
Prepaid expenses			277
TOTAL ASSETS		$	1,660

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:			
Accrued expenses	5,240		
Due to affiliate	18,633		
TOTAL LIABILITIES			23,873
MEMBER'S CAPITAL			(22,213)
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$	1,660

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (212) 719-3046
FAX: (212) 768 -9371

SONENSHINE PASTOR & CO., LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Income:		
Commissions income	$ 1,435,000	
Interest income	2,155	
Total Income		$1,437,155
Expenses:		
Office expenses	8,279	
Professional fees	5,140	
Other expenses	3,371	
Total expenses		16,790
NET INCOME		$1,420,365

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (212) 719-3046
FAX: (212) 768-9371

SONENSHINE PASTOR & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

MEMBER'S EQUITY – December 31, 2002	14,095
NET INCOME	1,420,365
DISTRIBUTIONS	(1,456,673)
MEMBER'S EQUITY – December 31, 2003	$ (22,213)

See independent auditors' report and notes to financial statements.

SONENSHINE PASTOR & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,420,365
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)Decrease in:	
Prepaid assets	(277)
Increase(Decrease) in:	
Accrued expenses	5,240
Due to affiliates	12,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,437,328
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to managing member	(1,456,673)
NET DECREASE IN CASH	(19,345)
CASH AT BEGINNING OF YEAR	20,728
CASH AT END OF YEAR	$ 1,383

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (212) 719-3016
FAX: (212) 768-9371

SONENSHINE PASTOR & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1. Organization and summary of significant accounting policies:

The limited liability company is wholly owned by Sonenshine Pastor Advisors, LLC, organized in Delaware, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The purpose of the LLC is to perform consulting services in connection with transactions including mergers, acquisitions, divestitures, buyouts, and restructurings. The firm also provides financial and strategic advice, opinion letters and valuations and negotiates with other parties.

The following significant accounting policies have been followed in the preparation of the financial statements:

The financial statements of the LLC are prepared on the accrual basis of accounting.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Because the LLC is wholly owned, it is not subject to taxes. All income flows to the tax return of its owning member.

NOTE 2. Net Capital Requirements:

As a registered broker-dealer, the LLC is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The LLC computes its net capital under the aggregate indebtedness method, which requires that the LLC maintain minimum net capital, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness, as defined. The Commission requirements also provide that equity capital may not be withdrawn, if certain minimum net capital requirements are not met.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (212) 719-3046
FAX: (212) 768-9371

At December 31, 2003, the LLC had negative net capital of $22,213. It had aggregate indebtedness of $23,873. The minimum net capital requirement was $5,000. The LLC was short of its required minimum net capital by $28,873. (See Note 4 -Subsequent Events)

NOTE 3. Related Party Transactions:

Payable to affiliates of $18,633 as of December 31, 2003 represent expenses paid by Sonenshine Pastor Advisors, LLC, the sole member of the LLC, on behalf of the LLC. These expenses cover general and administrative costs and are accrued on a monthly basis.

NOTE 4. Subsequent Events:

On January 16, 2004, the LLC received $30,000 in capital from Sonenshine Pastor Advisors, LLC, the sole member of the LLC.

SONENSHINE PASTOR & CO., LLC
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2003

Total member's equity	$ (22,213)
Non-allowable assets included in Statement of Financial Condition	-0-
Net Capital	$ (22,213)
Computation of Minimum Net Capital Requirement (greater of 6.67% of aggregate indebtedness or $5,000)	5,000
Minimum Net Capital Requirement Deficit	$ (27,213)
Computation of Aggregate Indebtedness Total Aggregate Indebtedness from the Statement of Financial Condition	$ 23,873
Percentage of Aggregate Indebtedness to Net Capital	(107.47%)

There are no material differences between the above computation and the computation filed by the Company on its FOCUS reports.

See independent auditors' report and notes to financial statements.

SONENSHINE PASTOR & CO., LLC
RECONCILIATION PURSUANT TO RULE 17a-5(d)4
AS OF DECEMBER 31, 2003

Member's Equity per audited report	$	(22,213)
Member's Equity per broker-dealer FOCUS report		(17,250)
Audit Adjustments	$	4,963

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (212) 719-3046
FAX: (212) 768-9371

SONENSHINE PASTOR & CO., LLC
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2003

The LLC does not clear or carry any customer accounts, nor is it holding any funds or securities owned by customers. Therefore, the requirement that there must be a reserve is not applicable in this case and the LLC has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

See independent auditors' report and notes to financial statements.

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

29 WEST 38th STREET
NEW YORK, NEW YORK 10018
TEL: (212) 719-3046
FAX: (212) 768-9371
WEB ADDRESS: http://www.sdmcpa.com

255 BEAUFORT AVENUE
LIVINGSTON, NEW JERSEY 07039
(732) 752-6655

ROBERT L. STEIN, CPA
KEITH J. deVISSER, CPA
PHILIP I. MINTZ, CPA

SARAH HALGRIMSON

Supplementary Report of Independent Auditors On Internal Control Required by Rule 17a-5

The Member
Sonenshine Pastor & Co., LLC

In planning and performing our audit of the financial statements of Sonenshine Pastor & Co., LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC") we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future period are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of the member, management, the National Association of Securities Dealers, Inc., the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 29, 2004

STEIN deVISSER & MINTZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (212) 719-3046
FAX: (212) 768-9371